Exhibit (a)(5)

Rod Windley

Executive Chairman

May 13, 2014

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

Attention:	Paul J. Diaz, Chief Executive Officer Edward L. Kuntz, Chairman of the Board

Dear Paul:

Thank you for your letter dated May 5, 2014. As we noted in our prior letter to you, dated April 28, 2014, last month our Board of Directors gave careful consideration to Kindred Healthcare’s unsolicited proposal to combine our two businesses. Our Board of Directors has, with the assistance of its legal and financial advisors, once again carefully considered Kindred’s unsolicited proposal to combine our two businesses. Having considered your revised proposal, our Board continues to believe that our long-term strategy as a stand-alone company will generate substantially more value to our shareholders. Accordingly, at this time, we are not interested in pursuing the transaction you are proposing.

Please feel free to contact me with any questions.

Sincerely,

Rodney D. Windley Executive Chairman Gentiva Health Services, Inc.	Victor F. Ganzi Lead Director Gentiva Health Services, Inc.

cc:	Tony Strange Chief Executive Officer

3350 Riverwood Parkway ¡ Suite 1400 ¡ Atlanta, GA 30339	T 770.951.6105 ¡ F 913.689.7658	rod.windley@gentiva.com